Exhibit 21.1

Significant Subsidiaries	Place of Incorporation
DouYu Network Inc.	British Virgin Islands
Douyu Hongkong Limited	Hong Kong
Gogo Glocal Holding Limited	Cayman Islands
Doyu HongKong Limited	Hong Kong
Wuhan Douyu Culture Network Technology Co., Ltd.	PRC
Wuhan Yuxing Tianxia Culture Media Co., Ltd.	PRC
Wuhan Yuyin Raoliang Culture Media Co., Ltd.	PRC
Wuhan Douyu Education Consulting Co., Ltd.	PRC
Wuhan Yu Leyou Internet Technology Co., Ltd.	PRC
Wuhan Yuwan Culture Media Co., Ltd.	PRC

VIEs	Place of Incorporation
Wuhan Ouyue Online TV Co., Ltd.	PRC
Wuhan Douyu Internet Technology Co., Ltd.	PRC